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                                                 Filed by MCSi, Inc.
                                                 (Commission File No. 000-21561)
                                                 Pursuant to Rules 165 and 425
                                                 of the Securities Act of 1933
                                                 Subject Company: Zengine, Inc.
                                                 (Commission File No. 000-31411)

                              FOR IMMEDIATE RELEASE


                                                  For more information, contact:
                                         Vice President, Chief Financial Officer
                                                                  (937) 291-8282
                                                            istanley@mcsinet.com


         MCSi, INC. TO ACQUIRE 41.5% OF ZENGINE, INC. NOT ALREADY OWNED
                          FOR $24.5 MILLION IN STOCK;
        MCSi GAINS ACCESS TO $36 MILLION IN CASH AND NET WORKING CAPITAL
                     TRANSACTION ACCRETIVE TO 2002 EARNINGS

DAYTON, OHIO - OCTOBER 5, 2001 - MCSi, Inc. (Nasdaq: MCSI), a leading national integrator of state-of-the-art audio-visual, broadcast and computer technology, announced today that they have agreed to terms on a transaction whereby MCSi will purchase all outstanding shares of common stock of Zengine, Inc. (Nasdaq:
ZNGN) not already owned by MCSi. Currently, MCSi owns approximately 58.5% of Zengine's outstanding shares.

Under the terms of the merger agreement, MCSi will issue .2259 shares of MCSi common stock for each outstanding share of Zengine common stock not already owned by MCSi, via an exchange offer. Based on the agreed upon exchange ratio, MCSi will issue 1.45 million shares valued at $24.5 million based on yesterday's closing price. As a result of the merger, and net of all fees and expenses, MCSi will have the ability to use Zengine's cash and net working capital which was approximately $36 million as of June 30, 2001, in addition to its operating business. The transaction is expected to be accretive to MCSi's earnings in 2002. Based on yesterday's MCSi closing price of $16.83, the exchange ratio represents a value of $3.80 per share for each share of Zengine. The exchange offer will be subject to customary conditions and is expected to commence in mid-October, subject to the preparation and filing of the necessary exchange offer materials with the Securities and Exchange Commission.

"The nature of the marketplace for e-commerce software has changed radically in the past year despite the continuing need for the kinds of software solutions that Zengine has developed," said Michael E Peppel, Chairman, President and CEO of MCSi. "The acquisition of these solutions presents us with the opportunity to better integrate them with MCSi's current services and to do so much more efficiently and at lower cost than is possible with Zengine as a stand alone company," continued Mr. Peppel.

"The demand for MCSi's audio visual integration and videoconferencing services continues to be quite strong in the current environment and after the acquisition MCSi will have access to Zengine's cash and net working capital. We intend to downsize Zengine's operations immediately after the acquisition and integrate them into our own. As a result, the cash and working capital MCSi receives as part of the acquisition can be used more productively in the conduct of MCSi's

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MCSi, Inc.
Press Release
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business to the benefit of MCSi and current Zengine shareholders," Mr. Peppel concluded.

The merger agreement has been approved by the Board of Directors of both MCSi and Zengine and by a Special Committee of the board of Directors of Zengine, comprised of Zengine's outside directors. The MCSi Board was advised by William Blair & Company and Houlihan Smith & Company and McDonald Investments, Inc., a unit of KeyCorp (NYSE: KEY) served as financial advisor to the Special Committee of the Board of Directors of Zengine.

MCSi also stated that, if it holds at least 90 percent of the outstanding Zengine shares following completion of the exchange offer, it may effect a "short-form" merger of Zengine with and into MCSi. The consideration to be given to Zengine stockholders in the merger would be the same as the consideration received by tendering stockholders in the exchange offer.

If MCSi proceeds with the exchange offer, it will file documentation regarding the offer with the SEC. Zengine will also be required to file documentation regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the exchange offer documentation (when and if available) and other related documents filed by MCSi and Zengine at the SEC's website at www.sec.gov. The exchange offer documentation and such other documents may also be obtained from MCSi or Zengine by directing such request to MCSi, Inc., 4750 Hempstead Station Drive, Dayton, Ohio 45429, Attn: Secretary, telephone (937) 291-8282; or to Zengine, Inc., 901 Parker Street, Berkeley, California 94710, Attn:
Secretary, telephone (510) 542-0300 x 8222. The above is not an offer to purchase the securities of Zengine or the offer to sell or the solicitation of an offer to buy the securities of MCSi which may be done only by the exchange offer documents and a prospectus if any, when available.

ABOUT MCSi

MCSi's scalable solutions address clients at every level of the business transaction continuum. Products and services are available directly through the Company and its sales specialists, many of whom provide enterprise-wide solutions and/or work exclusively with clients on strategic and strong relationships maintained with manufacturers and technology leaders. With the largest selection of audio-visual/presentation, computer, and office automation products and technical support and field service in more than 118 locations across the U.S.A. and Canada.

The matters discussed in this press release which are not historical facts contain forward-looking information with respect to plans or projections of future performance of MCSi, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry

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MCSi, Inc.
Press Release
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trends, actions of competitors, MCSi's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, risks relating to international operations, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect MCSi's business, is set forth in MCSi's Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended June 30, 2001.

                                      -END-